P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 MAY -7 AM 10:54

24 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

02028812

SUPPL

Dear Sirs

P&O TRADING UPDATE: JANUARY TO MARCH 2002

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

P&O

Press Release

02 MAY -7 AM 10:54

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON WEDNESDAY, 24 APRIL 2002

P&O TRADING UPDATE: JANUARY TO MARCH 2002

This is the first quarter update in 2002 for P&O's ports, logistics and ferries businesses. The next quarterly update (April to June 2002) is provisionally scheduled for 15 August. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's interim results which are expected to be announced on 12 September 2002.

Highlights for Q1

- Organic growth in Ports' container volumes was 9%, broadly in line with expectations with some signs of stronger growth, mainly in Asia;
- P&O Trans European had a slow start to the year reflecting a sluggish German economy although the trend had improved at the end of the quarter;
- P&O Cold Logistics achieved another strong performance in ANZ but there was some de-stocking in the US; and
- Ferries had a reasonable first quarter with good tourist volumes and on board spend offset by lower freight.

P&O Nedlloyd, in which P&O has a 50% interest, will report its financial results for Q1 on 8 May 2002.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

PORTS

Throughput

(TEU[1] '000)

	Q1	
	2002	**2001**
Asia	1,235	986
Americas	439	476
Europe	605	537
ANZ	301	282
Total	**2,580**	**2,281**

(1) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business. In 2001 container terminals accounted for approximately 75% of the total operating profit reported for P&O Ports, the remainder coming from other port operations and maritime services.

Key Points

1. Overall throughput for Q1 2002 was 13% up on Q1 2001 with organic growth of 9%. Progress in Asia has been encouraging and bodes well for the second half of the year. In other regions the position was mixed although, with the exception of Argentina, the trend is beginning to look more positive.
2. Latest independent estimates indicate that port container volumes handled globally in 2001 increased by a modest 4.5%. This compares to P&O Ports' organic growth of 9% for that period. The latest 2002 forecast produced by Drewry Shipping Consultants indicates annual growth of 6.2%, largely during the second half of the year. Growth within P&O Ports' businesses continues to exceed these industry levels.

Asia

3. Nhava Sheva in Mumbai continues to perform well. Growth in the market has returned following the slowdown experienced towards the end of 2001 due to regional political instability. Volumes at NSICT are significantly higher than in Q1 2001.
4. At Chennai Container Terminal in India, which P&O acquired on 30 November 2001, ship waiting time has been eliminated. Approval was granted by the regulatory authorities for an increase in tariff of approximately 12% effective mid March. New cranes and yard equipment have been ordered with deliveries expected to commence in August 2002 thus increasing the capacity of the facility.

5. In China the transfer of significant volume from the old port in Qingdao to P&O's terminal finally commenced in March of this year. All Japanese trades, which have total volumes in excess of 550,000 teu, will relocate to QQCT by the end of April. Further trades are expected to transfer during the remainder of this year consistent with the Qingdao Port Authority's announcement that all international container shipping would be moved from the old port area to the new terminal by the end of 2002.
6. Shekou temporarily lost some volume as shipping lines shifted between terminals. Growth is anticipated to return by Q3.
7. All other businesses in East Asia experienced growth over the same period in 2001. In particular, volumes in Laem Chabang (Thailand) remain strong as a result of securing additional throughput during 2001 from both the Grand and New World alliances.
8. Preparatory work is underway to double the capacity of the container terminal in Shekou, China. ATI in Manila expects to sign an agreement that will result in the construction of a dedicated facility for one of the largest domestic shipping lines.
9. Volumes at SAGT in Colombo exceeded 50,000 teu during March coinciding with the commissioning of the first of three new berths.

Americas

10. The recession in Argentina continues to have a significant impact on TRP. Volumes for the first quarter are 30% below the same period last year. Tariffs are denominated in US$ but the conversion rate has been set by the Government at approximately 1.4:1 compared to the current floating rate of approximately 2.9:1.
11. Development of the Port Newark Container Terminal in the US is ongoing. Additional capacity will be available from mid year with completion of the first phase development scheduled for the end of the year.
12. Container volumes throughout P&O's other US facilities have been impacted by the economic downturn with volumes slightly lower than in 2001.

Europe

13. Volumes at Southampton were significantly higher than in the previous year, most of which can be attributed to market share gains.
14. Consent applications have been made for the London Gateway development and are being considered by the relevant government and other bodies. We hope that any public enquiry will be able to commence before the end of this year.

ANZ (Australia and New Zealand)

15. Volumes handled in Australia in the quarter were higher than in 2001 in all ports other than Sydney. Market share remains stable in the region.

LOGISTICS

P&O Trans European

1. P&O Trans European experienced slower trading conditions in Q1 compared to the prior year. However, an improving trend was noted at the end of the quarter.

2. Contract Logistics volumes for the quarter were down, particularly in Germany, where consumer demand has been weak. However, towards the end of the quarter volumes showed some improvement, with consumer goods volumes stronger in the UK and France and an upturn experienced in German exports. Several contracts were won in the quarter in the chemical and consumer electronics segments maintaining recent positive growth trends.

3. The much smaller Unit Loads business also experienced lower volumes due to a continued decline in UK exports to Europe and a softening of both exports and imports to the Irish market. Further restructuring has been carried out.

Cold Logistics

1. P&O Cold Logistics had a mixed first quarter with the trends experienced in Q4 2001 continuing in 2002.

2. In the US, organic growth was impacted by inventory de-stocking and competitive pressures in California and Texas. Electricity costs stabilised in the quarter.

3. In Australasia the business continues to report strong and stable growth driven by productivity gains and the successful integration of the Eskimo Logistics Group. In Queensland retail volumes were strong and capacity management in Western Australia saw the removal of low yielding customers. Several contract wins were achieved and major existing retail contracts had their terms extended.

4. Our much smaller business in Argentina experienced another disappointing quarter due to the country's serious economic difficulties and political upheaval.

FERRIES

P&O Stena Line (P&OSL)

	Carryings[1] ('000) Q1	
	2002	**2001**
Freight units	243	282
Tourist vehicles (including coaches)	289	259
Passengers	2,008	1,752

(1) Carryings include P&O Stena Line's two routes – Dover – Calais and Dover – Zeebrugge

1. On 23 April, P&O and Stena Line announced that P&O would acquire Stena Line's 40% shareholding in P&O Stena Line for approximately £150 million and that P&O Stena Line had commenced consultation with employee representatives on the possible closure of its Dover – Zeebrugge route before the end of 2002.

Freight

1. The total Short Sea freight market recorded growth for the period of 3%, lower than normal but against an exceptional growth of 12% in Q1 last year.

2. P&OSL Q1 carryings were 14% below last year. This was largely due to SeaFrance increasing their capacity by approximately one third at the end of 2001 with the introduction of a new vessel, and a firm rate stance adopted by P&OSL.

3. Average rates for the period are encouraging, showing an increase of 2% over Q1 2001 and 6% above the average full year rate for 2001.

4. There has been little impact from the problems caused by illegal immigrants for the intermodal freight service using Eurotunnel, with much of the traffic, which is mostly unaccompanied trailers, being diverted to other routes.

Tourist vehicles and Passengers

1. The overall tourist vehicle market showed a small increase over last year.

2. P&OSL's tourist vehicle carryings increased by 12%. This was partly due to an early Easter but was nevertheless an out performance compared to the market. Average rates were in line with last year.

3. The total passenger market was up 2% in the quarter with P&OSL carryings 15% above last year. On board sales per passenger continued the strong growth reported in 2001, with average sales per passenger 15% higher than in Q1 last year.

4. Forward bookings for the summer are above last year, but bookings from the Continent remain weak because of the strength of sterling.

P&O Ferries (excluding P&O Stena Line)

	Carryings(1) ('000) Q1	
	2002	**2001**
Freight units	334	333
Tourist vehicles (including coaches)	137	121
Passengers	689	619

(1) Carryings are an aggregation of P&O's other ferry routes around the UK, namely North Sea, Irish Sea, Western Channel and Scottish Isles.

1. On 23 April, P&O and Stena Line announced that, subject to the necessary consultations with employee representatives, P&O would cease to operate the Felixstowe – Rotterdam and Felixstowe – Zeebrugge routes and that, of the five ships operating on those routes, three would be sold to Stena Line and the other two vessels that are chartered would be returned to their owners.

Freight

1. Freight carryings were similar to Q1 2001. Irish Sea volumes increased by 8%. A good result was achieved on the Larne – Cairnryan and Larne – Fleetwood routes. Extra capacity on the Dublin – Mostyn and Dublin – Liverpool routes was frustrated by port start up problems at Dublin and also poor weather conditions.

2. On the North Sea, carryings reduced 7% due to the reduced three-ship service on the Felixstowe – Europoort route. This has saved significant cost.

Tourist vehicles and Passengers

1. Strong growth of 13% in tourist vehicle volumes and 11% in passenger volumes was achieved for Q1 2002. This was partly due to an early Easter. Growth was experienced in all sectors although tourist vehicle volumes were flat on the North Sea and there is a continuing weakness in Continental bookings.

2. The refurbished Norsea joined the refurbished Norsun on the Hull – Zeebrugge route in the middle of March. There is strong forward support for these vessels as well as the two new cruiseferries on the Hull – Europoort route.

(ends)